UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: September 2010
Commission File Number: 000-51116
Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District,
Beijing 100028, People’s Republic of China

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Appoints Mr. Tony Shen as Chief Financial Officer
[24-September-2010]
BEIJING, Sept. 24 /PRNewswire-Asia/ — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company,” Nasdaq: KUTV), a leader in online video portal operations in China, today announced the appointment of Mr. Tony Shen as Chief Financial Officer effective as of September 24, 2010. Mr. Shen joined the Company as a consultant on August 30, 2010.
Mr. Shen brings to Ku6 more than 15 years of experience in finance and management. Most recently, he served at China BAK Battery, Inc., as Chief Financial Officer, Treasurer, and Secretary from August 2007 to April 2010, and as Vice President of Strategic Development from May 2007 to August 2007. He was Acting Chief Financial Officer of eLong Inc., from July 2006 to April 2007. Since July 2010, Mr. Shen has also been an independent director and Chairman of the Audit Committee of the Board of Directors of China Electric Motor, Inc., a company listed on Nasdaq. He received a B.E. in Electrical Engineering from Tsinghua University and an M.B.A. in Finance from Columbia Business School. Mr. Shen speaks English, Mandarin, and Cantonese.
Mr. Bruno Wu, Chairman of the Board of Ku6 Media, said, “On behalf of the board of directors, I am delighted to have Mr. Shen joining Ku6 Media, with his multiple years of experience as CFO of U.S. listed companies. We are looking forward to working with Mr. Shen.”
Mr. Kevin (Shanyou) Li, Chief Executive Officer of Ku6 Media, said, “We are pleased to welcome Mr. Tony Shen to Ku6 Media. His extensive experience in financial management, capital markets, and investor relations will be valuable to our company. “
About Ku6 Media Co., Ltd.
Ku6 Media Co., Ltd. (Nasdaq: KUTV) is a leading online video company in China. Through its two premier online brands and online video websites, http://www.ku6.com and http://www.juchang.com, Ku6 provides video information services and entertainment in China.
As a leading online video portal, www.ku6.com provides a video platform for sharing and watching user-generated content. It also provides online video news, reports, and other interactive entertainment programs for its users.
Ku6’s www.juchang.com offers a broad array of copyright compliant content, such as movies, television series, and other video programs sourced from Ku6’s global content partners, with all content having high definition quality and fast speeds for seamless viewing.
For more information about Ku6, please visit
http://www.ku6.com/about/ku6/.

Forward-looking Statements
This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. The accuracy of these statements may be affected by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s internet video and audio portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in future periods; changes in the policies in China or the laws governing the operations and content of internet video and audio portal websites; the success of Ku6 Media’s ability to sell brand advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s (filed under the name of Hurray! Holding Co., Ltd.) annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.
For more information, please contact:
Mr. Matthew Zhao (English and Chinese)
Investor Relations Officer
Tel: +86-10-5758-6818 in Beijing
Emai: ir@ku6.com
Christensen
Mr. Tom Myers (English)
Mobile: +86-139-1141-3520 in Beijing
Email: tmyers@christensenir.com
SOURCE Ku6 Media Co., Ltd.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.
By:	/s/Xiaomei Pang
	Name:	Xiaomei Pang
	Title:	General Counsel

Date: September 25, 2010